UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Toreador Resources Corporation

(Name of Issuer)

Common Stock, par value $0.15625 per share

(Title of Class of Securities)

891050-10-6

(CUSIP Number)

David M. Brewer c/o The Madison Group P.O. Box 613 Summit, NJ 07902 (908) 273-4468

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAMES OF REPORTING PERSONS

David M. Brewer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

☒		(a)

☐		(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%(1) (Exit filing)

14	TYPE OF REPORTING PERSON

IN

(1) As consideration for Shares previously reported as beneficially owned by the Filing Persons, at the effective time of the Merger (as defined in Item 1, below) reported by the Issuer in the Merger Filing (as defined in Item 1, below), the Filing Persons’ Shares were converted into rights to receive shares of common stock of ZaZa Corp. (as defined in Item 1, below) representing less than 5% of the issued and outstanding shares of any class of equity securities of ZaZa Corp.

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAMES OF REPORTING PERSONS

Joseph E. Griesedieck, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
☒			(a)

☐			(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%(1) (Exit filing)

14	TYPE OF REPORTING PERSON

IN

(1) As consideration for Shares previously reported as beneficially owned by the Filing Persons, at the effective time of the Merger (as defined in Item 1, below) reported by the Issuer in the Merger Filing (as defined in Item 1, below), the Filing Persons’ Shares were converted into rights to receive shares of common stock of ZaZa Corp. (as defined in Item 1, below) representing less than 5% of the issued and outstanding shares of any class of equity securities of ZaZa Corp.

          This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the Amendment No. 6 to Schedule 13D filed on November 14, 2011 (“Amendment No. 6”), by David M. Brewer and Joseph E. Griesedieck, III, by furnishing the information set forth below. The merger of the Issuer, described in Item 1, below, has been consummated. The Filing Persons are no longer the beneficial owners of any Shares. Accordingly, this Amendment is the Filing Persons’ final amendment to the Statement on Schedule 13D (the “Statement”) and is an exit filing. Capitalized terms used herein which are not defined herein have the meanings given to them in Amendment No. 6.

Item 1. Security and Issuer.

          Item 1 is hereby amended and restated in its entirety to read as follows:

          “This Statement relates to the shares of Common Stock, $0.15625 par value per share (the “Shares”), of the Issuer. The address of the principal executive offices of the Issuer is c/o Toreador Holding SAS, 5 rue Scribe, 75009 Paris, France. As previously reported by the Issuer in its Current Report on Form 8-K, filed on February 22, 2012 (the “Merger Filing”), the transactions contemplated by that certain Agreement and Plan of Merger and Contribution, dated as of August 9, 2011, as amended (the “Merger Agreement”), by and among the Issuer, ZaZa Energy, LLC, ZaZa Energy Corporation (“ZaZa Corp.”) and Thor Merger Sub Corporation (“Merger Sub”), were consummated on February 21, 2012. Upon the effective time of the merger (the “Effective Time”) of Merger Sub with and into the Issuer (the “Merger”), the Filing Persons beneficially own no Shares by virtue of the conversion of each outstanding Share issued and outstanding prior to the Effective Time into the right to receive one share of common stock, par value $0.01 per share, of ZaZa Corp. (the “ZaZa Common Stock”).”

Item 4. Purpose of Transaction.

          Item 4 is hereby amended and restated in its entirety to read as follows:

          “As reported by the Issuer in the Merger Filing, the transactions contemplated by the Merger Agreement were consummated on February 21, 2012. Upon the Effective Time, pursuant to the Merger Agreement, the Filing Persons beneficially own no Shares by virtue of the conversion of each outstanding Share issued and outstanding prior to the Effective Time into the right to receive one share of ZaZa Common Stock.”

Item 5. Interest in Securities of the Issuer.

          Item 5 is hereby amended and restated in its entirety to read as follows:

          “(a)-(b) The Filing Persons beneficially own no Shares by virtue of the conversion of each outstanding Share issued and outstanding immediately prior to the Effective Time into the right to receive one share of ZaZa Common Stock pursuant to the Merger Agreement.

          (c) Except as described in Item 6, below, neither of the Filing Persons has effected any transactions in the Shares during the past sixty days.

          (d) Not applicable.

          (e) The Filing Persons ceased to be beneficial owners of over 5% of the Shares on February 21, 2012.”

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

          Item 6 of the Statement is hereby amended by adding the following at the end thereof:

          “As reported by the Issuer in the Merger Filing, the transactions contemplated by the Merger Agreement were consummated on February 21, 2012. At the Effective Time, each outstanding Share issued and outstanding immediately prior to the Effective Time was converted into the right to receive one share of ZaZa Common Stock.”

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 24, 2012

By:	/s/ David M. Brewer

David M. Brewer

By:	/s/ Joseph E. Griesedieck, III

Joseph E. Griesedieck, III